Enfusion, Inc.

125 South Clark Street, Suite 750

Chicago, IL 60603

VIA EDGAR

October 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Edgar Kathleen Collins Mitchell Austin Jan Woo

Re:	Enfusion, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-259635

	Requested Date:	October 20, 2021
	Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Enfusion, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 20, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Gregg L. Katz at (617) 570-1406. We also respectfully request that a copy of the written order from the U.S. Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gregg L. Katz.

Under separate cover, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

[Signature page follows]

If you have any questions regarding this request, please contact Gregg L. Katz of Goodwin Procter LLP at (617) 570-1406.

Sincerely,

ENFUSION, INC.

By:	/s/ Thomas Kim
Name:	Thomas Kim
Title:	Chief Executive Officer

cc:	Blake Nielsen, Esq., Enfusion, Inc.
Gregg L. Katz, Esq., Goodwin Procter LLP
Jesse Nevarez, Esq., Goodwin Procter LLP
Deanna Kirkpatrick, Esq., Davis Polk & Wardwell LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP